[redacted]

08005115

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

RECEIVED
2008 SEP 30 A 8:06
FICE OF INTERNATIO
CORPORATE FINA

September 24, 2008

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Proceedings of the 79th Annual General Meeting held on September 16, 2008**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated September 24, 2008 on the proceedings of the 79th Annual General Meeting held on September 16, 2008

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
OCT 01 2008
THOMSON REUTERS

Encl: as above

dlw 9/30

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

September 24, 2008

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor, Plot No. C/1,
G Block, Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
NSE Scrip Code: RELINFRA

The Manager
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
BSE Scrip Code: 500390

Dear Sir,

Sub: Proceedings of the 79th Annual General Meeting held on September 16, 2008

We wish to inform you that the Members of the Company at the 79th Annual General Meeting held on September 16, 2008, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2008, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Declaration of dividend of Rs.6.30 per equity share of Rs.10 each for the financial year 2007 - 2008 to those members whose name appeared on the date of book closure.

3. Appointment of Gen. V P Malik, as Director of the Company, liable to retire by rotation.

4. Appointment of Shri S L Rao, as Director of the Company, liable to retire by rotation

5. Appointment of Dr. Leena Srivastava, as Director of the Company, liable to retire by rotation

6. Appointment of M/s Price Waterhouse and M/s. Chaturvedi & Shah, Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
for Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

END